UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

NORWEGIAN CRUISE LINE HOLDINGS LTD.

(Name of Issuer)

Ordinary Shares, par value $0.001

(Title of Class of Securities)

G66721104

(CUSIP Number)

David McPherson

LC9 Skipper, L.P.

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, CT 06830

Chief Legal Officer

(203) 629-4901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G66721104

1	Name of Reporting Persons. J. Michael Chu
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. G66721104

1	Name of Reporting Persons. Scott A. Dahnke
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 62,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 62,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%*
14	Type of Reporting Person (See Instructions) IN

*	Based on 363,213,979 Ordinary Shares outstanding as of March 9, 2021, as reported in Holdings’ prospectus supplement filed with the SEC pursuant to Rule 424 on March 5, 2021.

CUSIP No. G66721104

1	Name of Reporting Persons. LC9 Managers Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. G66721104

1	Name of Reporting Persons. LC9 Skipper, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on May 29, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 relates to Norwegian Cruise Line Holdings Ltd. and its subsidiaries (the “Company”). The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1. The Schedule 13D relates to the Ordinary Shares of Holdings.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On March 9, 2021, LC9 Skipper sold all of its Notes to the Company for cash of $1.03 billion.

On March 9, 2021, Scott A. Dahnke tendered his resignation as a director of Holdings, and LC9 Skipper’s observer to the board of directors of Holdings tendered his resignation as a board observer, each effective immediately. Neither resignation is the result of any disagreement between Mr. Dahnke or the observer, Holdings, its management, its board of directors, or any committee of its board of directors.

Item 5. Interest in Securities of Holdings.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The aggregate number of Ordinary Shares to which this Schedule 13D relates is 62,000 Ordinary Shares as of the date hereof. Based on 363,213,979 Ordinary Shares outstanding as of March 9, 2021, as reported in Holdings’ prospectus supplement filed with the SEC pursuant to Rule 424 on March 5, 2021, the Reporting Persons’ total beneficially owned Ordinary Shares represent approximately 0.0% of Holdings’ Ordinary Shares. The 62,000 above-referenced Ordinary Shares are personally held by Scott A. Dahnke and are not beneficially owned by the other Reporting Persons.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The Investor Rights Agreement between the Company and LC9 Skipper terminated upon the closing of the sale of the Notes.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2021

J. Michael Chu

By:	/s/ J. Michael Chu

Scott A. Dahnke

By:	/s/ Scott A. Dahnke

LC9 Managers Ltd.

By:	/s/ Scott A. Dahnke
Name: Scott A. Dahnke
Title: Authorized Person

LC9 Skipper, L.P.

By:	/s/ Scott A. Dahnke
Name: Scott A. Dahnke
Title: Authorized Person